UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2006

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Enters into Memorandums of Understanding
for Its Ragnarok Online 2 Licenses in 5 Overseas Markets

          SEOUL, South Korea, Aug. 22 /PRNewswire-FirstCall/ -- Gravity, Co., Ltd. (Nasdaq: GRVY), an online game developer and publisher, announced that it has entered into a number of memorandums of understanding, or MOUs, with various parties in Japan, Taiwan, Thailand, the Philippines and Brazil, for Ragnarok Online 2, which is the sequel to Ragnarok Online and with respect to which Gravity plans to launch the open beta testing in Korea by the end of this year or early next year.

          The licensees are GungHo Online Entertainment Inc. for Japan, Gamania Digital Entertainment Co., Ltd. for Taiwan, Macau and Hong Kong, AsiaSoft Corporation Co., Ltd. for Thailand, Level Up! Inc., for the Philippines and Level Up! International Holdings for Brazil.

          Mr. Il-Young Ryu, the Chief Executive Officer of Gravity, said, “Ragnarok Online 2 will offer a different online gaming experience from other Massively Multi-player Online Role Playing Games currently in the market, as it is focused more on themes of community, character and quests rather than battle.  We are very encouraged by these agreements by which we are expected to make remarkable amount through the licensing of Ragnarok Online 2 in our principal markets. At the same time, we feel very serious responsibility to develop Ragnarok Online 2 such that it will meet the expectations of users with high quality and fun gaming experience.”

          Gravity also announced that it has renewed the exclusive license and distribution agreement of Ragnarok Online with GungHo in Japan, which is one of Gravity’s principal overseas markets. Under the terms of the renewal agreement, Gravity’s exclusive license of Ragnarok Online to GungHo has been renewed until August 2009.

          The total value of the licensing arrangements resulting from the license of Ragnarok Online 2 under the MOUs and for the renewed license for Ragnarok Online is expected to be approximately US$ 46 million.

          About GRAVITY Co., Ltd.

          Based in Korea, Gravity is a developer and distributor of online games. Gravity’s principal product, Ragnarok Online, is a popular online game currently offered commercially in 21 markets, including Japan, Taiwan and Thailand. For more information about Gravity, please visit http://www.gravity.co.kr.

          Forward-Looking Statements:

          Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:	Gravity Co. Ltd
Tae Sung Hwang
82-2-2019-6022
thwang@gravity.co.kr
- or -
Brian Rafferty
Taylor Rafferty, New York
1-212-889-4350
- or -
John Dudzinsky
Taylor Rafferty, London
44-20-7614-2900
gravity@taylor-rafferty.com

SOURCE  Gravity, Co., Ltd.
           -0-                                                08/22/2006
           /Web site:  http://www.gravity.co.kr /
           (GRVY)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 8/22/2006
	By:	/s/ Tae Sung Hwang

	Name:	Tae Sung Hwang
	Title:	Chief Financial Officer